

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05004967

February 14, 2005

Richard J. Grossman
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2/14/2005

Re: Allegheny Energy, Inc.
Incoming letter dated December 21, 2004

Dear Mr. Grossman:

This is in response to your letters dated December 21, 2004 and January 19, 2005 concerning the shareholder proposal submitted to Allegheny Energy by Robert J. Lavely. We also have received letters on the proponent's behalf dated December 30, 2004 and January 21, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel



RECD S.E.C.
FEB 16 2005
1086

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

3673

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Securities Exchange Act of 1934,
Rule 14a-8(i)(10)

December 21, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Allegheny Energy, Inc. – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

We are writing on behalf of our client, Allegheny Energy, Inc., a Maryland corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") submitted by Robert J. Lavely (the "Proponent"), may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2005 annual meeting of stockholders (the "2005 Meeting").

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of (i) this letter and (ii) the Proposal submitted by the Proponent, attached hereto as Exhibit A. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent and, at the Proponent's request, to Mr. John Chevedden.

I. Introduction

The Proposal requests that the directors of the Company adopt and implement a policy of expensing future stock options in the Company's annual income statement. Specifically, the Proposal states:

> "RESOLVED: Shareholders request that our Directors establish a policy of expensing in our Company's annual income statement the costs of all future stock options issued by our directors."

****

The Company requests that the Staff concur with its view that the Proposal may properly be omitted from its Proxy Materials pursuant to Rule 14a-8(i)(10) because, as discussed in more detail below, the Proposal will be substantially implemented by the Company in accordance with the newly pronounced accounting rules requiring expensing of stock options.

II. The Proposal May be Excluded Under Rule 14a-8(i)(10) Because it Has Been Substantially Implemented

Rule 14-8(i)(10) permits the omission of a stockholder proposal where a company has substantially implemented the proposal. See, Exchange Act Release No 34-20091 (August 16, 1983); Puerto Rican Cement Co., Inc., (March 25, 2002); Niagara Mohawk Power Corp. (February 16, 1995). The Staff has consistently taken the position that shareholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company has policies, practices and procedures in place relating to the subject matter of the proposal, or has implemented the essential objective of the proposal. See, e.g., Telular Corp. (available December 5, 2003) (where by-laws contemplated and permitted declassification of the board requested in proposal); See also Cisco Systems, Inc. (available August 11, 2003) (where company's executive compensation plan had been considered and approved by the board before shareholder proposal submitted); and Intel Corporation (available March 11, 2003) (where proposal to require shareholder vote on all equity compensation plans and amendments excludable where board had adopted resolutions establishing similar policy).

In this instance, the Company will be required to substantially implement the Proposal because on December 16, 2004, the Financial Accounting

Standards Board ("FASB") issued Statement of Financial Standards No. 123 (revised 2004) ("Statement 123(R)") which requires the Company, as of the first interim or annual reporting period that begins after June 15, 2005, to recognize in financial statements the compensation cost relating to "share-based payment transactions."[1] In the case of the Company, the first such reporting period will be the quarter beginning July 1, 2005. Accordingly, a very short time after the Proposal would be voted upon at the 2005 Meeting, the Company will be legally required to begin expensing the cost of stock options in its quarterly and annual income statements shortly after the 2005 Meeting, which is currently expected to take place in May 2005.

The Proposal requests that the Company's directors establish a policy of expensing the costs of future stock options in the Company's annual income statement. Statement 123(R) accomplishes the objective that the Proposal seeks to implement as it will require the Company to disclose more clearly the cost of options on all of its income statements – not just the "annual" income statements as requested by the Proposal. Furthermore, pursuant to Statement 123(R) the Company is required to expense the cost of stock options even before the Proposal, if adopted, would require it to do so. While the Proposal only would require expensing of stock options in the Company's annual income statement pursuant to Statement 123(R) the Company will be expensing the cost of stock options in its quarterly income statement for the quarter beginning July 1, 2005, or well in advance of the first annual income statement following the 2005 Meeting.

In addition, the Proposal addresses expensing of future stock options issued by the Company's directors. Statement 123(R) also accomplishes this objective as it provides that all stock options that the Company issues in the future will be expensed and accounted for according to clearly prescribed and uniform standards and therefore requires the Company to achieve the goal of the Proposal.

Because of the requirements of Statement 123(R), the Company will be substantially implementing the Proposal within a very brief period following the 2005

---

[1] We note that the Staff has in the past required registrants to include in their proxy statements shareholder proposals relating to the expensing of stock options. See Cintas Corporation (August 13, 2004); Otter Trail Corporation (December 27, 2002). However, in light of Statement 123(R), the Company believes that it would be inappropriate for the Staff to rely on those no-action letters. In particular, we recognize that earlier this year the Staff concluded that Cintas Corporation had not met its burden in order to exclude a proposal similar to the Proposal from its proxy materials because at that time FASB had only issued an exposure draft proposing to require expensing of stock options under Generally Accepted Accounting Principles. In that instance, the Staff correctly pointed out that at such time the exposure draft was only a proposal which did not constitute a final action. However, since then FASB has taken final action by adopting of Statement 123(R).

Meeting. Because Statement 123(R) now requires the Company to implement the terms of the Proposal, there would be no purpose served by having stockholders vote on the Proposal.

III. Conclusion

For the reasons set forth above, the Company requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Proxy Materials for the 2005 Meeting pursuant to Rule 14a-8(i)(10) Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 735-2116, or, in my absence, Daniel Ganitsky of this firm, at (212) 735-3032.

Very truly yours,



Richard J. Grossman

Enclosures

cc: Gayle M. Hyman, Esq.,
Allegheny Energy, Inc.
Robert J. Lavely
John Chevedden

EXHIBIT A
LETTER, PROPOSAL & SUPPORTING STATEMENT

Robert J. Lavely
2428 Route 381
Rector, Pa.15677

Mr. Paul Evanson
Chairman
Allegheny Energy, Inc. (AYE)
800 Cabin Hill Drive
Greensburg, Pa.15601
PH: 724-838-6999
FX: 724-838-6864

Dear Mr.Evanson,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including record holder ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for a definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
FX: 310-371-7872

2215 Nelson Avenue
Redondo Beach, Ca. 90278

Sincerely,



Robert J. Lavely
Shareholder of Record
Allegheny Energy Inc.

Date: 10/25/04

cc:
Daniel Dunlap
Senior Attorney
FX: 724-838-6177
PH: 724-838-6188

3 -Expense Stock Options

Resolved: Shareholders request that our Directors establish a policy of expensing in our Company's annual income statement the costs of all future stock options issued by our directors.

Robert J. Lavely, 2428 Route 381, Rector, Penn. 15677 submitted this proposal.

53% Shareholder Support

The 33 shareholder proposals voted on this topic in 2004 achieved an impressive 53% average supporting vote.

We as shareholders voted increasingly in favor of this topic:

Year	Percentage Support (Based on yes and no votes cast)
2003	41%
2004	47%

This 2004 increase is an impressive sign of shareholder resolve because this vote followed our Directors' 2nd consecutive year of resistance. Furthermore our Directors did not survey shareholders to determine the reason for their increased support of this topic.

Stock options are an important part of our Company's executive pay. Options have replaced salary and bonuses as the most significant element of executive pay at numerous companies. The lack of option expensing can promote excessive use of options in a company's pay plans, obscure and understate the cost of executive pay and encourage strategies to promote short-term stock price rather than long-term shareholder value.

Expensing stock options can more accurately reflects the costs of such options to our company. Options are a form of compensation with value to our managers and a cost to our company. In the words of Warren Buffett: "If stock options aren't a form of compensation what are they? If compensation isn't an expense, what is it? And, if expenses shouldn't go into the calculation of earnings, where in the world do they go?"

The failure to expense stock options can distort our earnings. According to the June 27, 2002 issue of the *Analyst's Accounting Observer*, the lack of expense recognition for options resulted in a 31% overstatement of the 2001 earnings of S&P 500 companies. Standard & Poor's now calculates "core earnings" in which the cost of options is treated as an expense.

Expensing stock options can send a signal to the market that a company is committed to transparency and supports best practices in corporate governance. Recognizing this, 386 companies announced their intention to expense stock options as of October 2003. Voluntary action by companies is even more critical to investors since the Financial Accounting Standards Board delayed a decision on requiring expensing under GAAP.

Not expensing stock options may lead to overuse by companies that see options as "free money." As Standard & Poor's stated, "when something is significantly underpriced, it is often also substantially overconsumed."

Many companies have responded positively to investors' concerns about expensing stock options. Let us resolve that our company do so also. In the interest of transparency our Directors can include the name and address of each proponent with each shareholder proposal.

Expense Stock Options
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

December 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Allegheny Energy, Inc. (AYE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Expense Stock Options
Shareholder: Robert Lavely
cc: Gayle Hyman

Ladies and Gentlemen:

This rule 14a-8 proposal reads:
Resolved: Shareholders request that our Directors establish a policy of expensing in our Company's annual income statement the costs of all future stock options issued by our directors.

The company argument is ambiguous or unfinished. The company refers to a No. 123 requirement. However the company does not pledge that it will still meet the No. 123 requirement as it now stands if No. 123 is materially relaxed through the involvement of Congress, the administration or the SEC.

The company does not pledge that it will expense options if No. 123 is superceded by a materially less encompassing rule and the company has an opportunity to avoid expensing options.

Almost immediately after FASB issued Statement of Financial Standards No. 123, and before the ink was dry, there was media coverage on *blocking* or *derailing* it. One of the following articles states, "Silicon Valley companies 'will stop at nothing to stop this (rule) from going into effect.'"

According to the attached article:
So far, Silicon Valley companies have formed a united public front to fight the rules in Washington. The tech lobby vows to continue pressing Congress and the Securities and Exchange Commission to block the rules.
Posted on Fri, Dec. 17, 2004
FINAL GUIDELINES FROM FASB TAKE EFFECT IN MID-'05
By Mark Schwanhausser
Mercury News

And in another attached article:
Starting in mid-'05, stock options must be expensed

By Matt Krantz, USA TODAY
Posted 12/16/2004 10:28 PM   Updated 12/17/2004 3:21 AM

High-tech firms are not pleased. "We remain opposed to expensing and will continue to work with the Congress, the administration and the SEC to come to an accurate, auditable, transparent solution," says Cisco Systems' spokesman John Earnhardt.

Sen. Peter Fitzgerald, R.-Ill., one of the rule's champions, says he fears companies will wait for his retirement this year and try to derail the rule before it kicks in June 15.

Silicon Valley companies "will stop at nothing to stop this (rule) from going into effect," he says.

The company does not argue that "Congress, the administration and the SEC" lack the power to be involved in changing No. 123 and make such changes before or soon after the company annual meeting.

If there is no shareholder vote on this topic at the 2005 annual meeting the company would be denied valuable shareholder input on this important and unsettled governance topic of great public concern.

Additionally a shareholder vote on this topic at the company annual meeting, and the annual meeting of other companies, may give valuable input in a process where "Congress, the administration and the SEC" are involved in reconsidering No. 123.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Sincerely,



John Chevedden

cc: Robert Lavely
Gayle Hyman

Posted on Fri, Dec. 17, 2004

Stock options rules issued

FINAL GUIDELINES FROM FASB TAKE EFFECT IN MID-'05

By Mark Schwanhausser
Mercury News

Accounting rule makers handed down long-awaited final guidelines Thursday that will force companies to deduct the value of billions of dollars of employee stock options from reported profits starting in mid-2005.

The change, which is intended to give investors a more accurate picture of companies' compensation costs, is expected to reshape how workers are paid in Silicon Valley and the technology industry.

Although options will remain a prominent part of pay packages here, especially for start-ups, fewer workers overall are likely to get them. And those who do will receive smaller grants and get them less frequently.

In fact, in anticipation of the new rules, some tech companies have already begun using other forms of compensation, from stock grants to plain old cash.

The Financial Accounting Standards Board's rules are just the latest pressure on companies to reduce option grants. Since the tech bubble burst, investors have been leaning hard on Silicon Valley companies to slow the flow of options, which dilute the ownership stake of other shareholders. Round after round of layoffs and stagnant or falling stock prices also have relieved workers' demands for more options.

``This is just the impetus for more change,'' said Jim V. Hughes, a managing director for Pearl Meyer & Partners, a compensation consulting firm. ``All the people who held out can't hold out any longer unless Congress does something. And I don't think they will.''

The new rules will take effect June 15 for public companies, with companies accounting for options in the third quarter if they report on a calendar year. The new rules are delayed until Dec. 15 for start-ups and private companies.

Using a variety of formulas, companies will have to calculate the value of their options and deduct them from their net income. The impact can be significant. For instance, more than $3 billion in combined profits would have vanished at Cisco Systems, Intel and Sun Microsystems if the new rules had applied in their most recent fiscal years.

About 750 public companies already have thrown in the towel and agreed to voluntarily expense options, according to brokerage firm Bear, Stearns.

So far, Silicon Valley companies have formed a united public front to fight the rules in Washington. The tech lobby vows to continue pressing Congress and the Securities and Exchange Commission to block the rules.

Behind the scenes, however, companies are at various stages of figuring out what to do if expensing is forced upon them. One expert likens tech companies to a patient diagnosed with a terminal disease, experiencing the stages of denial, anger, bargaining, depression and acceptance.

``A lot of companies are moving beyond depression to acceptance,'' said Ted Buyniski, a principal with Mellon's Human Resources & Investor Solutions. ``What they are doing now is saying, `OK, expensing is coming. What do I do about it?' ''

The answer so far, based on compensation trends nationwide, is they're trying a little of everything:

• **Companies are doling out fewer options.** Nearly two out of three of Silicon Valley's largest companies slowed the flow of options from 2001 to 2003, according to Equilar, an independent provider of information on executive compensation. The typical company slowed the ``burn rate'' -- which measures how much equity companies give to employees annually -- from 5.2 percent in 2001 to 4.0 percent in 2003.

• **Fewer workers are getting options.** The number of workers eligible for options plunged 40 percent at large and mid-size tech companies that voluntarily opted to ``expense'' options in 2004, according to a Pearl Meyer survey.

• **The value of option grants is shrinking.** From the chief executive officer to rank-and-file workers, the average price tag for awards at the nation's 1,000 biggest companies fell 40 percent from 2001 to 2003, according to Watson Wyatt Worldwide, a human resources consulting firm.

The average value of grants to non-executives dropped more than half to $2,037 -- down from $4,196 two years earlier. Likewise, the number of shares doled out dropped by a third, from 313 shares to 219 shares.

• **The number of broad-based plans has dwindled.** During the boom, even non-tech companies like Bank of America, Anheuser-Busch and Knight Ridder, which owns the Mercury News, got into the game by passing out small grants throughout the company. Many have since dropped out.

In 2001, 28 percent of companies handed out options throughout the company, according to a survey of 996 companies by WorldatWork. This year, only 13 percent do so.

• **Companies are experimenting with other forms of pay.** Microsoft rocked the tech industry last year by scrapping stock options in favor of a form of restricted stock. Other companies are mixing in other forms of stock-based compensation. Some are trying out premium stock options, which pay off only after the stock hits a predetermined threshold.

All these changes are coming at a time when job hunters aren't in the driver's seat.

When the economy and hiring rebound, workers are likely to demand more options -- and could get them, said Corey Rosen, executive director of the National Center for Employee Ownership. ``You could see happy days again if there's a job boom.''

Contact Mark Schwanhausser at mschwanhausser@ mercurynews.com or (408) 920-5543.

Starting in mid-'05, stock options must be expensed

By Matt Krantz, USA TODAY



Count one for the bean counters.

After years of heated debate between high-tech companies and accountants, the head accounting rule-setting body Thursday declared all companies must subtract the cost of stock options from their earnings starting in mid-2005.

It's a massive blow for companies, mainly in Silicon Valley, which had been doling out lucrative stock options to employees and executives for decades but not counting them as a cost. It also requires investors to rethink how they value companies: The new rule will affect everything from price-earnings ratios to earnings estimates.

Accountants, thinking companies had been enjoying a loophole that understated their costs, applauded the decision. The new rule will have "a big impact, but it's the right move," says Ed Nusbaum, CEO of accounting firm Grant Thornton.

The rule change, approved by the Financial Accounting Standards Board, represents a massive shift because it:

•**Affects so many companies.** Only 117 companies in the Standard & Poor's 500 index currently expense options, says David Zion, accounting analyst at Credit Suisse First Boston. That means a majority will need to start.

•**Puts a big dent into reported earnings.** Had all companies in the S&P 500 expensed the cost of options, reported earnings would have been 20% lower in 2001, 19% lower in 2002 and 8% lower last year, Zion says. He says the rule could dent 2005 earnings 3%.

•**Has massive effects on individual companies.** Not surprisingly, tech companies that have relied on stock options to retain employees stand to suffer a big hit to earnings.

Consider Internet site Yahoo. Had the company been required to expense stock options last year, it would have reported earnings of 5 cents a share, 86% less than the 37 cents a share profit it reported. That makes a giant change in Yahoo's P-E on 2003 earnings: 742 under the new rule, vs. 100 before.

•**Affects earnings estimates.** It's still unclear if Wall Street analysts will ignore the new charge, or include it in the earnings estimates that investors watch, says David Dropsey, analyst with First Call.

High-tech firms are not pleased. "We remain opposed to expensing and will continue to work with the Congress, the administration and the SEC to come to an accurate, auditable, transparent solution," says Cisco Systems' spokesman John Earnhardt.

Sen. Peter Fitzgerald, R.-Ill., one of the rule's champions, says he fears companies will wait for his retirement this year and try to derail the rule before it kicks in June 15.

Silicon Valley companies "will stop at nothing to stop this (rule) from going into effect," he says.

3 -Expense Stock Options

Resolved: Shareholders request that our Directors establish a policy of expensing in our Company's annual income statement the costs of all future stock options issued by our directors.

Robert J. Lavely, 2428 Route 381, Rector, Penn. 15677 submitted this proposal.

53% Shareholder Support

The 33 shareholder proposals voted on this topic in 2004 achieved an impressive 53% average supporting vote.

We as shareholders voted increasingly in favor of this topic:

Year	Percentage Support (Based on yes and no votes cast)
2003	41%
2004	47%

This 2004 increase is an impressive sign of shareholder resolve because this vote followed our Directors' 2nd consecutive year of resistance. Furthermore our Directors did not survey shareholders to determine the reason for their increased support of this topic.

Stock options are an important part of our Company's executive pay. Options have replaced salary and bonuses as the most significant element of executive pay at numerous companies. The lack of option expensing can promote excessive use of options in a company's pay plans, obscure and understate the cost of executive pay and encourage strategies to promote short-term stock price rather than long-term shareholder value.

Expensing stock options can more accurately reflects the costs of such options to our company. Options are a form of compensation with value to our managers and a cost to our company. In the words of Warren Buffett: "If stock options aren't a form of compensation what are they? If compensation isn't an expense, what is it? And, if expenses shouldn't go into the calculation of earnings, where in the world do they go?"

The failure to expense stock options can distort our earnings. According to the June 27, 2002 issue of the *Analyst's Accounting Observer*, the lack of expense recognition for options resulted in a 31% overstatement of the 2001 earnings of S&P 500 companies. Standard & Poor's now calculates "core earnings" in which the cost of options is treated as an expense.

Expensing stock options can send a signal to the market that a company is committed to transparency and supports best practices in corporate governance. Recognizing this, 386 companies announced their intention to expense stock options as of October 2003. Voluntary action by companies is even more critical to investors since the Financial Accounting Standards Board delayed a decision on requiring expensing under GAAP.

Not expensing stock options may lead to overuse by companies that see options as "free money." As Standard & Poor's stated, "when something is significantly underpriced, it is often also substantially overconsumed."

Many companies have responded positively to investors' concerns about expensing stock options. Let us resolve that our company do so also. In the interest of transparency our Directors can include the name and address of each proponent with each shareholder proposal.

Expense Stock Options
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522
TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

DIRECT DIAL
212 735-2116
DIRECT FAX
917 777-2116
EMAIL ADDRESS
RGROSSMA@SKADDEN.COM

FIRM/AFFILIATE OFFICES
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HOUSTON
LOS ANGELES
NEWARK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

January 19, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Allegheny Energy, Inc. – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

I refer to my letter dated December 21, 2004 (the "December 21 Letter") pursuant to which Allegheny Energy, Inc. (the "Company") requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that the stockholder proposal and supporting statement (the "Proposal") submitted by Robert J. Lavely (the "Proponent") may properly be omitted pursuant to Rule 14a-8(i)(10) and from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2005 annual meeting of stockholders (the "Annual Meeting"). This letter is in response to the letter dated December 30, 2004 from Mr. John Chevedden to the Staff (the "Chevedden Letter"). I am attaching a copy of the Chevedden Letter as Exhibit A to this letter. In accordance with Rule 14a-8(j), a copy of this letter is being sent simultaneously to the Proponent and Mr. Chevedden.

The Proposal requests that the directors of the Company adopt and implement a policy of expensing future stock options in the Company's annual income statement. As detailed in the December 21 Letter, because of the issuance of

Statement of Financial Standards No. 123 (revised 2004) ("Statement 123(R)") by the Financial Accounting Standards Board ("FASB"), the Company will be legally required to take actions that will result in the substantial implementation of the Proposal shortly after the Annual Meeting. Not even Mr. Chevedden disputes that, pursuant to current legal requirements, the Proposal will be substantially implemented shortly after the Annual Meeting. Instead, Mr. Chevedden argues that because there is a chance that current legal requirements will be modified as a result of certain vocal opponents to Statement 123(R), the Company does not have a policy that substantially implements the Proposal.[1]

It is, however, not appropriate for the Company and its stockholders to speculate on what changes will be made to existing legal requirements. Just as it is possible for Statement 123(R) to be amended to become a "less encompassing rule," as Mr. Chevedden points out, it is also possible for Statement 123(R) not to be amended at all or to be amended to become a more encompassing rule. The legal requirements imposed by Statement 123(R) have not been revised as of the date of this letter, and the Proposal is currently scheduled to be substantially implemented shortly after the Annual Meeting. If Mr. Chevedden's argument is accepted, it would set a precedent that no stockholder proposal should be excluded pursuant to Rule 14a-8(i)(10) on the grounds that it has been substantially implemented because there exists some possibility of a future change in facts or circumstances.

For the reasons set forth above and in the December 21 Letter, the Company believes that the Proposal may properly be omitted from the Proxy Materials and requests the Staff's concurrence. Should the Staff disagree with the Company's conclusions regarding the exclusion of the Proposal from the Proxy Materials or desire any additional information in support of the Company's position, the Company would appreciate the opportunity to confer with the Staff concerning these matters before the Staff issues its response.

---

1 The fact that there are corporations and groups that are displeased with Statement 123(R) does not mean that it will be amended at all, or if it is amended that any such amendment will occur any time in the near future. After all, amending Statement 123(R) is a complicated process that could take an extended period of time.

If the Staff has any questions or comments regarding the foregoing, please contact me at (212) 735-2116, or, in my absence, Daniel Ganitsky of this firm, at (212) 735-3032.

Very truly yours,



Richard J. Grossman

Enclosures

cc: Gayle M. Hyman, Esq.,
Allegheny Energy, Inc.
Robert J. Lavely
John Chevedden

EXHIBIT A

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

December 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Allegheny Energy, Inc. (AYE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Expense Stock Options
Shareholder: Robert Lavely
cc: Gayle Hyman

Ladies and Gentlemen:

This rule 14a-8 proposal reads:
Resolved: Shareholders request that our Directors establish a policy of expensing in our Company's annual income statement the costs of all future stock options issued by our directors.

The company argument is ambiguous or unfinished. The company refers to a No. 123 requirement. However the company does not pledge that it will still meet the No. 123 requirement as it now stands if No. 123 is materially relaxed through the involvement of Congress, the administration or the SEC.

The company does not pledge that it will expense options if No. 123 is superceded by a materially less encompassing rule and the company has an opportunity to avoid expensing options.

Almost immediately after FASB issued Statement of Financial Standards No. 123, and before the ink was dry, there was media coverage on *blocking* or *derailing* it. One of the following articles states, "Silicon Valley companies 'will stop at nothing to stop this (rule) from going into effect.'"

According to the attached article:
So far, Silicon Valley companies have formed a united public front to fight the rules in Washington. The tech lobby vows to continue pressing Congress and the Securities and Exchange Commission to block the rules.
Posted on Fri, Dec. 17, 2004
FINAL GUIDELINES FROM FASB TAKE EFFECT IN MID-'05
By Mark Schwanhausser
Mercury News

And in another attached article:
Starting in mid-'05, stock options must be expensed

By Matt Krantz, USA TODAY
Posted 12/16/2004 10:28 PM Updated 12/17/2004 3:21 AM

High-tech firms are not pleased. "We remain opposed to expensing and will continue to work with the Congress, the administration and the SEC to come to an accurate, auditable, transparent solution," says Cisco Systems' spokesman John Earnhardt.

Sen. Peter Fitzgerald, R.-Ill., one of the rule's champions, says he fears companies will wait for his retirement this year and try to derail the rule before it kicks in June 15.

Silicon Valley companies "will stop at nothing to stop this (rule) from going into effect," he says.

The company does not argue that "Congress, the administration and the SEC" lack the power to be involved in changing No. 123 and make such changes before or soon after the company annual meeting.

If there is no shareholder vote on this topic at the 2005 annual meeting the company would be denied valuable shareholder input on this important and unsettled governance topic of great public concern.

Additionally a shareholder vote on this topic at the company annual meeting, and the annual meeting of other companies, may give valuable input in a process where "Congress, the administration and the SEC" are involved in reconsidering No. 123.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Sincerely,



John Chevedden

cc: Robert Lavely
Gayle Hyman

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 21, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Allegheny Energy, Inc. (AYE)
Shareholder Position on Supplemental Company No-Action Request
Rule 14a-8 Proposal: Expense Stock Options
Shareholder: Robert Lavely

Ladies and Gentlemen:

The company does not address the reality that the cited news articles discuss the prospect of a prompt 180-degree change in a rule that was just adopted. Without support the company suggests that there is merely some vague possibility of a future change in facts or circumstances. The company argument is thus incomplete because it does not address the real possibility of a change in the rule that governs stock option expensing.

The company loses credibility by failing to respond with any assurance of adopting the topic of this proposal if FASB Statement 123R is reversed or materially downgraded. The company seems intent on following the bare minimum requirement – not the enhanced requirement of this proposal which is independent of any regulation the company must follow at any particular point in time.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc: Robert Lavely
Gayle Hyman

SiliconValley.com

Posted on Fri, Dec. 17, 2004

Stock options rules issued

FINAL GUIDELINES FROM FASB TAKE EFFECT IN MID-'05

By Mark Schwanhausser
Mercury News

Accounting rule makers handed down long-awaited final guidelines Thursday that will force companies to deduct the value of billions of dollars of employee stock options from reported profits starting in mid-2005.

The change, which is intended to give investors a more accurate picture of companies' compensation costs, is expected to reshape how workers are paid in Silicon Valley and the technology industry.

Although options will remain a prominent part of pay packages here, especially for start-ups, fewer workers overall are likely to get them. And those who do will receive smaller grants and get them less frequently.

In fact, in anticipation of the new rules, some tech companies have already begun using other forms of compensation, from stock grants to plain old cash.

The Financial Accounting Standards Board's rules are just the latest pressure on companies to reduce option grants. Since the tech bubble burst, investors have been leaning hard on Silicon Valley companies to slow the flow of options, which dilute the ownership stake of other shareholders. Round after round of layoffs and stagnant or falling stock prices also have relieved workers' demands for more options.

``This is just the impetus for more change,'' said Jim V. Hughes, a managing director for Pearl Meyer & Partners, a compensation consulting firm. ``All the people who held out can't hold out any longer unless Congress does something. And I don't think they will.''

The new rules will take effect June 15 for public companies, with companies accounting for options in the third quarter if they report on a calendar year. The new rules are delayed until Dec. 15 for start-ups and private companies.

Using a variety of formulas, companies will have to calculate the value of their options and deduct them from their net income. The impact can be significant. For instance, more than $3 billion in combined profits would have vanished at Cisco Systems, Intel and Sun Microsystems if the new rules had applied in their most recent fiscal years.

About 750 public companies already have thrown in the towel and agreed to voluntarily expense options, according to brokerage firm Bear, Stearns.

So far, Silicon Valley companies have formed a united public front to fight the rules in Washington. The tech lobby vows to continue pressing Congress and the Securities and Exchange Commission to block the rules.

Behind the scenes, however, companies are at various stages of figuring out what to do if expensing is forced upon them. One expert likens tech companies to a patient diagnosed with a terminal disease, experiencing the stages of denial, anger, bargaining, depression and acceptance.

``A lot of companies are moving beyond depression to acceptance,'' said Ted Buyniski, a principal with Mellon's Human Resources & Investor Solutions. ``What they are doing now is saying, `OK, expensing is coming. What do I do about it?' ''

The answer so far, based on compensation trends nationwide, is they're trying a little of everything:

• **Companies are doling out fewer options.** Nearly two out of three of Silicon Valley's largest companies slowed the flow of options from 2001 to 2003, according to Equilar, an independent provider of information on executive compensation. The typical company slowed the ``burn rate'' -- which measures how much equity companies give to employees annually -- from 5.2 percent in 2001 to 4.0 percent in 2003.

• **Fewer workers are getting options.** The number of workers eligible for options plunged 40 percent at large and mid-size tech companies that voluntarily opted to ``expense'' options in 2004, according to a Pearl Meyer survey.

• **The value of option grants is shrinking.** From the chief executive officer to rank-and-file workers, the average price tag for awards at the nation's 1,000 biggest companies fell 40 percent from 2001 to 2003, according to Watson Wyatt Worldwide, a human resources consulting firm.

The average value of grants to non-executives dropped more than half to $2,037 -- down from $4,196 two years earlier. Likewise, the number of shares doled out dropped by a third, from 313 shares to 219 shares.

• **The number of broad-based plans has dwindled.** During the boom, even non-tech companies like Bank of America, Anheuser-Busch and Knight Ridder, which owns the Mercury News, got into the game by passing out small grants throughout the company. Many have since dropped out.

In 2001, 28 percent of companies handed out options throughout the company, according to a survey of 996 companies by WorldatWork. This year, only 13 percent do so.

• **Companies are experimenting with other forms of pay.** Microsoft rocked the tech industry last year by scrapping stock options in favor of a form of restricted stock. Other companies are mixing in other forms of stock-based compensation. Some are trying out premium stock options, which pay off only after the stock hits a predetermined threshold.

All these changes are coming at a time when job hunters aren't in the driver's seat.

When the economy and hiring rebound, workers are likely to demand more options -- and could get them, said Corey Rosen, executive director of the National Center for Employee Ownership. ``You could see happy days again if there's a job boom.''

Contact Mark Schwanhausser at mschwanhausser@ mercurynews.com or (408) 920-5543.

Starting in mid-'05, stock options must be expensed

By Matt Krantz, USA TODAY

Count one for the bean counters.

After years of heated debate between high-tech companies and accountants, the head accounting rule-setting body Thursday declared all companies must subtract the cost of stock options from their earnings starting in mid-2005.

It's a massive blow for companies, mainly in Silicon Valley, which had been doling out lucrative stock options to employees and executives for decades but not counting them as a cost. It also requires investors to rethink how they value companies: The new rule will affect everything from price-earnings ratios to earnings estimates.

Accountants, thinking companies had been enjoying a loophole that understated their costs, applauded the decision. The new rule will have "a big impact, but it's the right move," says Ed Nusbaum, CEO of accounting firm Grant Thornton.

The rule change, approved by the Financial Accounting Standards Board, represents a massive shift because it:

•**Affects so many companies.** Only 117 companies in the Standard & Poor's 500 index currently expense options, says David Zion, accounting analyst at Credit Suisse First Boston. That means a majority will need to start.

•**Puts a big dent into reported earnings.** Had all companies in the S&P 500 expensed the cost of options, reported earnings would have been 20% lower in 2001, 19% lower in 2002 and 8% lower last year, Zion says. He says the rule could dent 2005 earnings 3%.

•**Has massive effects on individual companies.** Not surprisingly, tech companies that have relied on stock options to retain employees stand to suffer a big hit to earnings.

Consider Internet site Yahoo. Had the company been required to expense stock options last year, it would have reported earnings of 5 cents a share, 86% less than the 37 cents a share profit it reported. That makes a giant change in Yahoo's P-E on 2003 earnings: 742 under the new rule, vs. 100 before.



•**Affects earnings estimates.** It's still unclear if Wall Street analysts will ignore the new charge, or include it in the earnings estimates that investors watch, says David Dropsey, analyst with First Call.

High-tech firms are not pleased. "We remain opposed to expensing and will continue to work with the Congress, the administration and the SEC to come to an accurate, auditable, transparent solution," says Cisco Systems' spokesman John Earnhardt.

Sen. Peter Fitzgerald, R.-Ill., one of the rule's champions, says he fears companies will wait for his retirement this year and try to derail the rule before it kicks in June 15.

Silicon Valley companies "will stop at nothing to stop this (rule) from going into effect," he says.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 14, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Allegheny Energy, Inc.
Incoming letter dated December 21, 2004

The proposal requests that the board establish a policy of expensing in the company's annual income statement the costs of all future stock options issued by the directors.

There appears to be some basis for your view that Allegheny Energy may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Allegheny Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Rebekah J. Toton
Attorney-Advisor